James C. Reagan
Sr. Vice President and CFO
Ph 703.284.5685
james.reagan@vangent.com

June 24, 2011

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E, Mail Stop 3561
Washington, D.C. 20549

RE: Vangent, Inc. Comment Letter, dated June 14, 2011
File No. 333-145355

Dear Ms. Collins:

We respectfully submit the following responses to the comments included in your letter of June 14, 2011, relating to your review of the Vangent, Inc. (“Vangent” or the “Company”) Form 10-K for the year ended December 31, 2010.

A confidential portion of this letter was omitted by means of redacting a portion of the text. The word “Redacted” has been inserted in place of the portion so omitted. A copy of the letter containing the redacted portion has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

The text of the staff’s comments has been included in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the staff’s comment letter. For your convenience, we have also set forth the Company’s responses immediately below the numbered comments.

Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 8. Intangible Assets, page F-16
1. In your response to our previous comment 6 you state that there are no legal factors that would limit the useful life of the IP, yet you state that the Assessment IP is protected by copyrights. Please tell us the terms of the related copyrights and explain why they are not a factor in determining the useful life of the asset. Further you state there are no economic factors that would limit the useful life of the IP; however, you took an impairment charge for over 37 percent of the balance in 2010 due to the impact of the recession and high unemployment levels on your customers. In addition, your response to comment 5 refers to other economic factors such as reductions in hiring patterns and reductions in training and assessment service revenues. Tell us how you considered these economic difficulties in determining that your IP asset continued to have an indefinite useful life. We refer you to ASC 360-10-35-22. In addition, explain further how you assessed the market competition in concluding that your IP asset has an indefinite life.

Management Response
The term of copyright depends on several factors, including whether it has been published, and, if so, the date of first publication. Our copyrights are for a term of 95 years from the year of its first publication or a term of 120 years from the year of its creation, whichever expires first. The copyrights related to the IP in question do not expire until 2074-2091. The long life of the copyrights was a factor in our assessment that the asset had an indefinite life for financial accounting and reporting purposes.

We believe that the economic factors that resulted in an impairment charge do not have a bearing on our original or ongoing determination of the indefinite life of the IP asset. Due to the decline in revenue and profit generated by the IP asset in 2009 and 2010 and the estimated profit for the forecast period, we determined the fair value was lower than the carrying value resulting in the impairment charge in accordance with the requirements of ASC 350-30. While current market conditions reduced the current evaluation of fair value of the asset, historical fluctuations in the market indicate that the demand in retail purchasing, which is a significant driver of overall demand for the asset, will eventually recover and potentially increase the fair value of the asset in future years.

We continue to believe that the IP asset has an indefinite life. We have competed successfully for more than 25 years and fully expect to remain competitive based on the unique attributes of the IP asset. Although revenue, income and cash flows fluctuate from time to time as a result of economic conditions, the IP asset has been generating cash flows for at least 25 years and we expect the cash flow to continue well into the future.

Note 9. Goodwill, page F-17
2. We note your response to our previous comment 5 regarding your impairment analysis of the goodwill for the Human Capital Group. We further note that revenue for this segment decreased 20 percent in the three months ended March 31, 2011 as compared to the three months ended March 31, 2010. Please tell us whether the operating results in 2011 are consistent with the estimates and assumptions used in your December 31, 2010 impairment analysis. If not, please tell us what facts and circumstances have changed since that analysis, whether you anticipate recording an impairment charge and your consideration for expanding disclosures in this regard.

Management Response
The operating loss for the first quarter was $0.8 million, compared with plan loss of $0.5 million. The primary reason for the shortfall against plan was timing of the start up of new customer work as well as unanticipated costs incurred in the first quarter related to start up activities for a significant new contract awarded in the first quarter of 2011 that was not included in the forecast of revenue and income for 2011. As a result of this new contract, the Human Capital Group currently anticipates exceeding its operating plan and its forecasted cash flows for 2011 and does not anticipate an impairment charge for goodwill in 2011.

We reported in our Form 10-Q for the first quarter of 2011, and we plan to continue to disclose each quarter, that any adverse changes in expected operating results and/or unfavorable changes in economic factors used to estimate the fair value of the Human Capital Group could result in non-cash impairment charges in a future period (page 23 of Form 10-Q). We are closely monitoring operating results, economic factors, and other potential trigger events each quarter to determine if conditions have changed that would result in an impairment charge.

3. In addition, please quantify the significant assumptions used in your analysis at December 31, 2008, 2009 and 2010.

Management Response
A summary of the significant assumptions used for the 2010, 2009 and 2008 evaluations of the Human Capital Group follows:

[***Redacted***]

Also, your response indicates that you use both an income approach and a market approach in assessing goodwill for impairment; however, your disclosures on page 25 refer only to the use of the income approach. Please explain. To the extent you also use the market approach in your analysis, then describe further the assumptions used and tell us how you weight the two approaches.

Management Response

Our disclosure of significant accounting policies (page F-10) indicates that we use an income approach and a market approach. This observation applies in general to our three segments or reporting units, including the Government Group for which we use both an income and market approach. The market approach for the Government Group is based on guideline companies that represent government services companies similar to the reporting unit.

The discussion on page 25 that describes actual impairment charges for the Human Capital Group indicates the income approach was used. We are not able to use the market approach for the Human Capital Group since we are not able to identify specific guideline companies for the business.

Note 12. Income Taxes, page F-20
4. It appears from your response to our previous comment 7 that you have given the most weight to the positive cumulative U.S. pretax income for the twelve consecutive quarters ended December 31, 2010 in determining that the U.S. deferred tax valuation allowance should be released. Please further explain the significance of this factor considering there appears to be no upward trend for that time period.

Management Response
In 2010, the Company achieved a significant improvement in pretax income from both a current year and rolling twelve historical quarters perspective, excluding discontinued operations that represented the operations of the Latin American business that have been sold. A summary of pretax income (loss), excluding discontinued operations, for the last three years follows (in millions):

	2010	2009	2008
Vangent, Inc. and Consolidated Subsidaries
Continuing Operations
Consolidated pretax income (loss)	$20.7	$(10.4)	$(18.8)
Less: Pretax income (loss) attributable to foreign operations	1.8	(6.1)	(2.9)

U. S. Pretax income (loss)	18.9	(4.3)	(15.9)
Permanent adjustments attributable to U. S. operations	1.1	2.8	3.9

Adjusted U. S. pretax income (loss)	$20.0	$(1.5)	$(12.0)

The adjusted U.S. pretax income of $20.0 million for 2010 reflects a turnaround, an upward and positive trend, and a significant improvement compared with losses for 2009 and 2008.

Also expand on your consideration of the company’s existing contracts or firm sales backlog as positive evidence as described in ASC in 740-10-30-22.

Management Response
We report our total contract backlog as of the end of each quarter in our Form 10-Q (page 22 for the first quarter of 2011). Our total backlog of $1.8 billion represents the amount of revenue we expect to realize over the remaining term of our signed contracts. On average, our backlog represents approximately three years of revenue and represents positive evidence. However, the backlog itself would not be sufficient to produce the level of taxable income needed to realize the deferred tax asset as described in ASC in 740-10-30-22. Our existing contracts and our customer relationships that position the company to successfully bid and win contracts that are up for recompete as well as bid and win new business from our pipeline is a stronger contributor to positive evidence.

Lastly, please tell us whether the operating results for the three months ended March 31, 2011 are consistent with the estimates made as of December 31, 2010.

Management Response
Operating income of $13.3 million reported for the first quarter of 2011 exceeded our plan by 14%; the plan is consistent with the estimates and assumptions used in connection with the assessment of positive evidence relating to the reversal of the tax valuation allowance. In addition, as planned, we used $5.7 million of the net operating loss carryforward against taxable income for the first quarter of 2011.

* * *

As requested, we acknowledge that:
• • •	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s responsiveness with respect to the Company’s filings and look forward to addressing any additional questions the staff may have. Should you have any questions, please contact me at (703) 284-5685.

Sincerely,

/s/ James C. Reagan
James C. Reagan
Senior Vice President and Chief Financial Officer

cc: Melissa Kindelan, Staff Accountant